UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-27572

LUMENIS LTD.
(Translation of registrant's name into English)

Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Annexed as Exhibit 99.1 hereto and incorporated herein by reference is a copy of the Registrant's press release dated March 28, 2012 entitled “Lumenis Ltd. Reports Full Year 2011 Financial Results - Continued growth & profitability - Ms. Tzipi-Ozer Armon appointed as the new CEO”, including tables thereto.

Exhibit

Exhibit 99.1
Registrant's press release dated March 28, 2012 entitled “Lumenis Ltd. Reports Full Year 2011 Financial Results - Continued growth & profitability - Ms. Tzipi-Ozer Armon appointed as the new CEO”, including tables thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lumenis Ltd.

Date: March 28, 2012	By:	/s/ William Weisel
	Name:	William Weisel
	Title:	Vice President, General Counsel & Corporate Secretary